Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Aptose Biosciences Inc. (“Aptose” or the “Company”)
5955 Airport Road, Suite 228
Mississauga, ON
L4V 1R9

Item 2 Date of Material Change

June 8, 2016

Item 3 News Release

A news release reporting the material change was issued by Aptose on June 8, 2016 in Canada and in the United States.

Item 4 Summary of Material Change

On June 8, 2016, Aptose announced an exclusive global option and license agreement focused on the development of CG026806 (CG’806), a first-in-class, highly potent, non-covalent small molecule inhibitor of the Bruton’s tyrosine kinase (BTK), FMS-like tyrosine kinase 3 (FLT3) and the Aurora kinases (AURK). Total deal value is up to $303 million USD, inclusive of development, regulatory and commercial-based milestones. CrystalGenomics will also receive a single-digit royalty on sales in the Licensed Territory.

Item 5 Full Description of Material Change

On June 8, 2016, the Company and CrystalGenomics, Inc. announced an exclusive global option and license agreement focused on the development of CG026806 (CG’806), a first-in-class, highly potent, non-covalent small molecule inhibitor of the Bruton’s tyrosine kinase (BTK), FMS-like tyrosine kinase 3 (FLT3) and the Aurora kinases (AURK). Further to enacting the agreement, Aptose expects to undertake Investigational New Drug (IND) enabling studies immediately, and, if it exercises its option under the agreement, to initiate a Phase 1 clinical trial by mid 2017.

The potential option exercise would occur prior to submission of an IND application in the US. Upon exercise of the option, Aptose will own global rights to develop and commercialize the program outside of Korea and China – the Licensed Territory. Total deal value is up to $303 million USD, inclusive of development, regulatory and commercial-based milestones. CrystalGenomics Inc. will also receive a single-digit royalty on sales in the Licensed Territory.

CG‘806 has the potential to serve as a transformational agent for multiple forms of cancer, particularly those resistant to current BTK inhibitors or those that possess the FLT3-ITD alteration. BTK plays a critical role in B-cell hematologic malignancies, such as chronic lymphocytic leukemia (CLL) and mantle cell lymphoma (MCL), and certain autoimmune diseases. FLT3, including the Internal Tandem Duplication (ITD), a mutation of the FLT3 gene, occurs in approximately 30-35% of patients with acute myeloid leukemia (AML). Aurora kinases participate in the epigenetic phosphorylation of histones and are key drivers in a series of hematologic malignancies and solid tumors.

Forward Looking Statements

This material change report contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the exclusive global option and license agreement between Aptose and CG and the potential exercise of the option under the agreement by Aptose, potential payments under this agreement, the potential clinical development of CG’806 and its therapeutic effects, that the Aptose team is uniquely qualified to accelerate the development of CG’806 as well as statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this material change report. Such factors could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; uncertainty in the length of the clinical hold and the conditions the FDA may impose to lift it; potential loss of API; inability of new manufacturers to produce acceptable batches of cGMP clinical supplies in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this material change report and Aptose does not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Aptose cannot assure the readers that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

For further information please contact:
Aptose Biosciences Inc.
Gregory K. Chow
647-479-9828

Item 9 Date of Report

June 8, 2016